UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2020

Commission file number 0-30070

AUDIOCODES LTD.

(Translation of registrant’s name into English)

1 Hayarden Street • Airport City, Lod 7019900 • ISRAEL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

AudioCodes Ltd. (the "Company") announced today the results of its Annual General Meeting of Shareholders (the "Meeting") held on September 15, 2020, at the Company's offices.

The Company's shareholders voted on the proposals on the Meeting's agenda.  Each of the agenda items voted upon were approved by the required majority of the Company’s shareholders.

The following documents approved by the Company’s shareholders at the Meeting are attached hereto and incorporated by reference herein:

Exhibit 1.1	Amended and Restated Memorandum of Association of AudioCodes Ltd.

Exhibit 1.2	Amended and Restated Articles of Association of AudioCodes Ltd.

The Amended and Restated Memorandum of Association of AudioCodes Ltd. attached as Exhibit 1.1 and the Amended and Restated Articles of Association of AudioCodes Ltd. attached as Exhibit 1.2 to this Report on Form 6-K are hereby incorporated by reference into (i) the Registrant’s Registration Statement on Form F-3ASR, File No. 333-238867; (ii) the Registrant’s Registration Statement on Form S-8, File No. 333-11894; (iii) the Registrant’s Registration Statement on Form S-8, File No. 333-13268; (iv) the Registrant’s Registration Statement on Form S-8, File No. 333-105473; (v) the Registrant’s Registration Statement on Form S-8, File No. 333-144825; (vi) the Registrant’s Registration Statement on Form S-8, File No. 333-160330; (vii) the Registrant’s Registration Statement on Form S-8, File No. 333-170676; (viii) the Registrant’s Registration Statement on Form S-8, File No. 333-190437; (ix) the Registrant’s Registration Statement on Form S-8, File No. 333-210438; and (x) the Registrant’s Registration Statement on Form S-8, File No. 333-230388.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By:	/s/ Itamar Rosen
Itamar Rosen, Advocate
Chief Legal Officer and Company Secretary

Dated: September 15, 2020

EXHIBIT INDEX

Exhibit No.	Description
1.1	Amended and Restated Memorandum of Association of AudioCodes Ltd.
1.2	Amended and Restated Articles of Association of AudioCodes Ltd.